SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number:1-8610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan

Financial Statements, Supplemental Schedules and Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

AT&T Savings and Security Plan

Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2018, and assets (held at end of year) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2018

San Antonio, Texas

June 28, 2019

AT&T SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2018	2017
ASSETS
Investments at fair value (See Notes 3 and 4)	$1,738,502	$4,621,952
Fully benefit-responsive investment contracts at contract value (See Note 4)	321,379	720,943
Notes receivable from participants	100,110	199,179
Receivable for investments sold	241	1,466
Participant contributions receivable	460	3,509
Employer contributions receivable	209	1,580
Dividends and interest receivable	42	25

Total Receivables	101,062	205,759
Total Assets	2,160,943	5,548,654

LIABILITIES
Administrative expenses payable	208	749
Due to broker for securities purchased	1,854	680

Total Liabilities	2,062	1,429

Net Assets Available for Benefits	$2,158,881	$5,547,225

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2017	$5,547,225
Changes in Net Assets:
Contributions:
Participant contributions	74,664
Employer contributions	36,744
Rollover contributions	31,419

142,827
Investment (Loss) Income:
Net depreciation in fair value of investments	(272,890)
Dividends	38,634
Interest	8,177

(226,079)
Interest income on notes receivable from participants	4,720
Distributions	(261,400)
Administrative expenses	(2,445)

Net decrease before transfers	(342,377)
Transfers to other affiliated qualified savings plan (Note 1)	(3,045,967)

Net Assets Available for Benefits, December 31, 2018	$2,158,881

See Notes to Financial Statements.

AT&T Savings and Security Plan

Notes to Financial Statements

(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).

The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

During 2018, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2018, Plan participants elected to receive $7,840 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

As part of collective bargaining agreements settled during 2017, certain bargained employees hired prior to August 9, 2009, will no longer participate in the Plan but will instead participate in the AT&T Retirement Savings Plan effective January 1, 2018. In 2018, $3,045,950 of participant balances and assets were transferred into the AT&T Retirement Savings Plan. In addition in 2018, $17 of participant balances and assets were transferred into the BellSouth Savings and Security Plan.

AT&T Savings and Security Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In July 2018, the FASB issued Accounting Standards Update No. 2018-09 “Codification Improvements” (ASU-2018-09). ASU 2018-09 requires a plan to evaluate its investments to determine whether a readily determinable fair value exists or if investments qualify for the net asset value per share practical expedient and can be excluded from the fair value hierarchy disclosure. The new standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is not early adopting this standard. Management is currently evaluating this updated guidance.

AT&T Savings and Security Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018:

	Plan Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
AT&T common stock	$535,161	$—	$—	$535,161
Mutual funds or exchange-traded funds	21,629	—	—	21,629

Total assets in fair value hierarchy	$556,790	$—	$—	$556,790

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				433,902
Mid and small cap U.S. stock index fund[2]				279,882
Bond index fund[3]				160,876
International stock index fund[4]				172,834
Global equity fund[5]				134,218

Total investments at fair value				$1,738,502

[1]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.

[2]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.

[3]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.

[4]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.

[5]

This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

AT&T Savings and Security Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017:

	Plan Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
AT&T common stock	$1,755,249	$—	$—	$1,755,249
Mutual funds or exchange-traded funds	29,074	—	—	29,074

Total assets in fair value hierarchy	$1,784,323	$—	$—	$1,784,323

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				1,080,599
Mid and small cap U.S. stock index fund[2]				645,041
Bond index fund[3]				381,041
International stock index fund[4]				405,018
Global equity fund[5]				325,930

Total investments at fair value				$4,621,952

[1]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.

[2]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.

[3]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.

[4]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.

[5]

This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

AT&T Savings and Security Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Investment Risk

Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

AT&T Savings and Security Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan’s AT&T Shares Fund held 18,751,271 and 45,145,290 shares of the Company’s common stock as of December 31, 2018 and 2017, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $30,758 for the year ended December 31, 2018.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AT&T Savings and Security Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2018	2017
Net Assets Available for Benefits per the financial statements	$2,158,881	$5,547,225
Distributions payable to participants	(743)	(1,430)

Net Assets Available for Benefits per the Form 5500	$2,158,138	$5,545,795

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2018:

Distributions to participants per the financial statements	$261,400
Distributions payable to participants at December 31, 2017	(1,430)
Distributions payable to participants at December 31, 2018	743

Distributions to participants per the Form 5500	$260,713

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, PART IV, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2018

(Dollars in Thousands)

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VCFP	Contributions Pending Correction in VCFP	Total Fully Corrected Under VCFP and PTE 2002-51
$6	$—	$—	$6	N/A

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

AT&T Shares Fund
* AT&T COMMON SHARES	18,751,271 SHARES	$535,161
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 7,360,910 UNITS	7,361

TOTAL SHARES FUND		542,522

Bond Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 5,543,207 UNITS	160,876

Large Cap Stock Fund
* BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 9,079,546 UNITS	433,902

Interest Income Fund
WACHOVIA STUDENT LOAN TRU 1 A5	VAR RT 01/26/2026 DD 11/29/05	24
UTAH ST BRD OF RGTS STUDENT LO	VAR RT 05/01/2035 DD 09/28/11	350
UTAH STATE BOARD OF REGEN 1 A2	VAR RT 05/01/2029 DD 09/28/11	138
SUNTRUST BANK/ATLANTA GA	VAR RT 01/29/2021 DD 02/02/18	792
SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	117
SLM STUDENT LOAN TRUST 20 1 A5	VAR RT 01/26/2026 DD 01/25/07	845
NISSAN MASTER OWNER TRUST C A	VAR RT 10/17/2022 DD 11/13/17	839
NELNET STUDENT LOAN TRUST 2 A5	VAR RT 01/25/2030 DD 05/18/06	313
NCUA GUARANTEED NOTES TR R1 1A	VAR RT 10/07/2020 DD 10/27/10	266
NCUA GUARANTEED NOTES TR R2 2A	VAR RT 11/05/2020 DD 11/17/10	673
JPMORGAN CHASE BANK NA	VAR RT 02/01/2021 DD 02/01/18	248
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	521
JPMORGAN CHASE & CO	VAR RT 06/01/2021 DD 06/01/17	1,526
GCO EDUCATION LOAN 1A A6L 144A	VAR RT 11/25/2026 DD 03/06/07	954
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	799
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	91
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	63
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	48
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	131
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	9
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	7
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	353
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	109
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	75
FHLMC MULTICLASS MTG K504 A2	VAR RT 09/25/2020 DD 01/01/16	741
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	544
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	865

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	172
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	217
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	9
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	85
COMCAST CORP	VAR RT 10/01/2021 DD 10/05/18	520
BANK OF AMERICA CORP	VAR RT 05/17/2022 DD 05/17/18	250
AMERICAN EXPRESS CO	VAR RT 08/03/2023 DD 08/03/18	196
ALLSTATE CORP/THE	VAR RT 03/29/2023 DD 03/29/18	784
WELLS FARGO & CO	2.625% 07/22/2022 DD 07/24/17	1,022
WELLS FARGO BANK NA	3.550% 08/14/2023 DD 08/14/18	423
WELLS FARGO BANK NA	2.600% 01/15/2021 DD 01/23/18	988
UNITEDHEALTH GROUP INC	2.375% 10/15/2022 DD 10/25/17	199
U S TREASURY NOTE	2.625% 07/15/2021 DD 07/15/18	1,505
U S TREASURY NOTE	1.750% 05/31/2022 DD 05/31/17	5,360
U S TREASURY NOTE	1.875% 01/31/2022 DD 01/31/17	7,622
U S TREASURY NOTE	1.125% 07/31/2021 DD 07/31/16	1,449
U S TREASURY NOTE	1.125% 06/30/2021 DD 06/30/16	1,490
U S TREASURY NOTE	1.375% 05/31/2021 DD 05/31/16	16,475
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	327
U S TREASURY NOTE	1.375% 03/31/2020 DD 03/31/15	2,345
U S TREASURY NOTE	2.500% 03/31/2023 DD 03/31/18	2,700
U S TREASURY NOTE	2.750% 02/15/2028 DD 02/15/18	4,845
U S TREASURY NOTE	1.875% 07/31/2022 DD 07/31/17	4,279
U S TREASURY NOTE	1.125% 08/31/2021 DD 08/31/16	4,537
SIMON PROPERTY GROUP LP	4.125% 12/01/2021 DD 11/16/11	461
CHARLES SCHWAB CORP/THE	2.650% 01/25/2023 DD 12/07/17	1,645
PUBLIC STORAGE	2.370% 09/15/2022 DD 09/18/17	198
PINNACLE WEST CAPITAL CORP	2.250% 11/30/2020 DD 11/30/17	309
PFIZER INC	3.200% 09/15/2023 DD 09/07/18	1,581
OHIO PHASE-IN-RECOVERY FU 1 A2	2.049% 07/01/2020 DD 08/01/13	140
NISSAN MASTER OWNER TRUST A A2	1.540% 06/15/2021 DD 07/19/16	417
NEW YORK LIFE GLOBAL FUND 144A	1.950% 09/28/2020 DD 09/28/17	1,029
NESTLE HOLDINGS INC 144A	3.350% 09/24/2023 DD 09/24/18	1,060
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	54
METROPOLITAN LIFE GLOBAL 144A	3.450% 10/09/2021 DD 10/09/18	753
JPMBB COMMERCIAL MORTGA C14 A2	3.019% 08/15/2046 DD 08/01/13	62
JPMORGAN CHASE & CO	2.295% 08/15/2021 DD 08/08/16	1,571
INTERCONTINENTAL EXCHANGE INC	3.450% 09/21/2023 DD 08/13/18	351
INTEL CORP	2.350% 05/11/2022 DD 05/11/17	861
HONEYWELL INTERNATIONAL INC	1.850% 11/01/2021 DD 10/31/16	812
HOME DEPOT INC/THE	3.250% 03/01/2022 DD 12/06/18	152
HOME DEPOT INC/THE	2.000% 04/01/2021 DD 02/12/16	613

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
GNMA GTD REMIC P/T 12-43 AJ	3.000% 05/20/2038 DD 04/01/12	55
GENERAL DYNAMICS CORP	3.375% 05/15/2023 DD 05/11/18	403
GMF FLOORPLAN OWNER 1 A1 144A	1.960% 05/17/2021 DD 05/31/16	547
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	556
FORD CREDIT FLOORPLAN MAS 1 A1	2.070% 05/15/2022 DD 05/30/17	1,135
FORD CREDIT FLOORPLAN MAS 5 A1	1.950% 11/15/2021 DD 12/13/16	1,266
FIFTH THIRD BANK/CINCINNATI OH	2.200% 10/30/2020 DD 10/30/17	392
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	71
FNMA POOL #0BF0198	4.000% 11/01/2040 DD 01/01/18	775
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	261
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	524
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	825
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	440
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	647
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	614
FHLMC MULTICLASS MTG K717 A2	2.991% 09/25/2021 DD 12/01/14	2,346
FHLMC MULTICLASS MTG K716 A2	3.130% 06/25/2021 DD 09/01/14	2,038
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	221
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	220
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	101
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	1,458
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	603
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	980
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	187
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	225
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	362
FNMA GTD REMIC P/T 12-118 VA	3.000% 05/25/2022 DD 10/01/12	420
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	409
FEDERAL FARM CR BK CONS BD	1.400% 03/27/2019 DD 03/27/17	1,785
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	10
FEDERAL HOME LN BK CONS BD	1.375% 09/28/2020 DD 09/08/17	843
FEDERAL HOME LN BK CONS BD	0.875% 08/05/2019 DD 08/04/16	1,445
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	2
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	4
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	1
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	3
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	7
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	6
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	1

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	3
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	7
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	5
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	2
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	2
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	7
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	1
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	5
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	6
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	4
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	9
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	7
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	1
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	6
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	2
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	8
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	6
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	3
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	4
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	3
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	6
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	6
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	14
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	2
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08	1
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	1
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	3
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	6
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	1
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	3

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	3
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	2
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	2
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	4
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	3
DUKE ENERGY PROGRESS LLC	3.375% 09/01/2023 DD 08/09/18	502
DUKE ENERGY CAROLINAS LLC	3.350% 05/15/2022 DD 11/08/18	707
JOHN DEERE CAPITAL CORP	2.550% 01/08/2021 DD 01/08/16	1,635
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	277
COMCAST CORP	3.450% 10/01/2021 DD 10/05/18	530
CITIBANK NA	3.050% 05/01/2020 DD 05/01/18	474
CITIBANK NA	2.125% 10/20/2020 DD 10/20/17	1,598
CITIBANK CREDIT CARD ISS A3 A3	1.920% 04/07/2022 DD 04/11/17	1,481
CITIBANK CREDIT CARD ISS A1 A1	1.750% 11/19/2021 DD 12/08/16	2,117
CHASE ISSUANCE TRUST A5 A5	1.270% 07/15/2021 DD 08/11/16	1,249
CHASE ISSUANCE TRUST A2 A	1.370% 06/15/2021 DD 06/17/16	1,032
CENTERPOINT ENERGY HOUSTON ELE	1.850% 06/01/2021 DD 05/18/16	267
CARGILL INC 144A	3.050% 04/19/2021 DD 04/19/18	724
CARGILL INC 144A	3.250% 03/01/2023 DD 03/01/18	175
CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	1,116
BARCLAYS DRYROCK ISSUANCE 1 A	1.520% 05/16/2022 DD 08/03/16	506
BANK OF NEW YORK MELLON CORP/T	3.450% 08/11/2023 DD 08/13/18	777
BANK OF NEW YORK MELLON CORP/T	3.500% 04/28/2023 DD 04/30/18	401
BMW US CAPITAL LLC 144A	3.100% 04/12/2021 DD 04/12/18	817
BB&T CORP	2.150% 02/01/2021 DD 10/26/17	822
ARIZONA PUBLIC SERVICE CO	2.200% 01/15/2020 DD 01/12/15	234
ARCHER-DANIELS-MIDLAND CO	3.375% 03/15/2022 DD 12/03/18	201
APPLE INC	2.250% 02/23/2021 DD 02/23/16	1,097
AMERICAN EXPRESS CREDIT AC 3 A	1.770% 11/15/2022 DD 04/25/17	808
AMERICAN EXPRESS CO	3.700% 08/03/2023 DD 08/03/18	276
AMERICAN EXPRESS CO	3.375% 05/17/2021 DD 05/17/18	401
ALLY MASTER OWNER TRUST 1 A2	2.700% 01/17/2023 DD 02/14/18	1,886
STANDARD CHARTERED PLC 144A	VAR RT 01/20/2023 DD 10/04/18	322
LLOYDS BANK PLC	VAR RT 05/07/2021 DD 05/08/18	322
HSBC HOLDINGS PLC	VAR RT 05/18/2021 DD 05/18/18	862
LLOYDS BANK PLC	3.300% 05/07/2021 DD 05/08/18	324

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
DIAGEO CAPITAL PLC	3.000% 05/18/2020 DD 05/18/18	375
AFRICAN DEVELOPMENT BANK	2.310% 07/14/2021	2,957
NORDIC INVESTMENT BANK	1.625% 11/20/2020 DD 09/20/17	2,121
INTERNATIONAL BANK FOR RECONST	1.625% 09/04/2020 DD 08/29/17	2,716
INTERNATIONAL BANK FOR RECONST	1.125% 11/27/2019 DD 10/27/16	1,173
EUROPEAN INVESTMENT BANK	2.375% 05/13/2021 DD 02/13/18	2,923
AFRICAN DEVELOPMENT BANK	2.625% 03/22/2021 DD 03/22/18	1,501
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	196
BANCO SANTANDER SA	3.848% 04/12/2023 DD 04/12/18	194
COOPERATIEVE RABOBANK UA/NY	VAR RT 04/26/2021 DD 04/26/18	398
SIEMENS FINANCIERINGSMAAT 144A	1.700% 09/15/2021 DD 09/15/16	240
ING GROEP NV	4.100% 10/02/2023 DD 10/02/18	375
ABN AMRO BANK NV 144A	3.400% 08/27/2021 DD 08/28/18	973
SUMITOMO MITSUI FINANCIAL GROU	2.784% 07/12/2022 DD 07/12/17	1,749
SEVEN & I HOLDINGS CO LTD 144A	3.350% 09/17/2021 DD 09/19/18	777
ORIX CORP	2.900% 07/18/2022 DD 07/18/17	586
MIZUHO FINANCIAL GROUP INC	2.601% 09/11/2022 DD 09/11/17	711
MITSUBISHI UFJ FINANCIAL GROUP	2.950% 03/01/2021 DD 03/01/16	200
KREDITANSTALT FUER WIEDERAUFBA	1.875% 12/15/2020 DD 11/15/17	2,069
BANQUE FEDERATIVE DU CRED 144A	3.750% 07/20/2023 DD 07/20/18	399
BANQUE FEDERATIVE DU CRED 144A	2.700% 07/20/2022 DD 07/20/17	514
BPCE SA	2.750% 12/02/2021 DD 12/02/16	355
BNP PARIBAS SA	5.000% 01/15/2021 DD 01/18/11	698
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	550
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	600
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	449
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,048
SCHLUMBERGER FINANCE CANA 144A	2.650% 11/20/2022 DD 11/20/17	553
ROYAL BANK OF CANADA	3.200% 04/30/2021 DD 04/30/18	400
GOLDEN CREDIT CARD T 5A A 144A	1.600% 09/15/2021 DD 09/20/16	920
CANADIAN IMPERIAL BANK OF COMM	2.700% 02/02/2021 DD 02/02/18	792
BANK OF MONTREAL	3.100% 04/13/2021 DD 04/13/18	250
WESTPAC BANKING CORP	2.500% 06/28/2022 DD 06/28/17	1,754
U S TREASURY BD CPN STRIP	0.000% 02/15/2036 DD 02/15/06	322
UTAH ST BRD OF RGTS STUDENT LO	VAR RT 05/01/2035 DD 09/28/11	420
U S TREASURY NOTE	2.250% 11/15/2025 DD 11/15/15	10,552
SLM STUDENT LOAN TRUST 20 3 A5	VAR RT 10/25/2024 DD 04/13/05	133
SLC STUDENT LOAN TRUST 20 2 A5	VAR RT 09/15/2026 DD 09/19/06	328
NELNET STUDENT LOAN TRUST 1 A5	VAR RT 08/23/2027 DD 02/21/06	270
MORGAN STANLEY	2.650% 01/27/2020 DD 01/27/15	908
MORGAN STANLEY	VAR RT 10/24/2023 DD 10/24/16	294
MORGAN STANLEY	VAR RT 04/24/2024 DD 04/24/18	198

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	41
JPMORGAN CHASE & CO	VAR RT 12/05/2024 DD 12/05/18	706
JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	308
GENERAL DYNAMICS CORP	VAR RT 05/11/2020 DD 05/11/18	175
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	441
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	120
GCO EDUCATION LOAN 1A A6L 144A	VAR RT 11/25/2026 DD 03/06/07	538
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	56
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	8
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	7
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	11
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	44
CHASE EDUCATION LOAN TRUS A A3	VAR RT 12/28/2023 DD 07/02/07	27
BRAZOS HIGHER EDUCATION 2 A12	VAR RT 03/27/2023 DD 06/23/05	274
BANK OF AMERICA CORP	VAR RT 07/23/2029 DD 07/23/18	224
BANK OF AMERICA CORP	VAR RT 07/23/2024 DD 07/23/18	349
WELLS FARGO BANK NA	3.550% 08/14/2023 DD 08/14/18	324
WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12	321
WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12	1,080
WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	778
WALMART INC	3.700% 06/26/2028 DD 06/27/18	152
UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12	895
U S TREASURY NOTE	2.875% 07/31/2025 DD 07/31/18	1,618
US TREAS-CPI INFLAT	0.750% 07/15/2028 DD 07/15/18	769
U S TREASURY NOTE	2.250% 02/15/2027 DD 02/15/17	1,243
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	616
U S TREASURY NOTE	2.625% 06/30/2023 DD 06/30/18	3,639
U S TREASURY NOTE	2.750% 05/31/2023 DD 05/31/18	2,325
U S TREASURY NOTE	2.750% 02/15/2028 DD 02/15/18	12,183
U S TREASURY BOND	3.000% 11/15/2044 DD 11/15/14	1,118
VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92	89
MUFG UNION BANK NA	2.250% 05/06/2019 DD 05/06/14	638
UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13	371
TENNESSEE VALLEY AUTH BD	3.875% 02/15/2021 DD 02/08/11	1,206
TD AMERITRADE HOLDING CORP	2.950% 04/01/2022 DD 03/09/15	366
STANLEY BLACK & DECKER INC	4.250% 11/15/2028 DD 11/06/18	206
CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	210
SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10	258
ROCKWELL AUTOMATION INC	2.875% 03/01/2025 DD 02/17/15	355
QUALCOMM INC	3.000% 05/20/2022 DD 05/20/15	74
PUBLIC SERVICE ELECTRIC & GAS	3.700% 05/01/2028 DD 05/04/18	102
PRESIDENT & FELLOWS OF HARVARD	2.300% 10/01/2023 DD 05/06/13	273

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
ORACLE CORP	2.950% 11/15/2024 DD 11/09/17	219
ORACLE CORP	3.250% 11/15/2027 DD 11/09/17	193
ORACLE CORP	2.500% 05/15/2022 DD 05/05/15	303
OCCIDENTAL PETROLEUM CORP	3.400% 04/15/2026 DD 04/04/16	323
NUVEEN LLC 144A	4.000% 11/01/2028 DD 10/22/18	335
NESTLE HOLDINGS INC 144A	3.350% 09/24/2023 DD 09/24/18	202
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	42
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	664
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	20
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	366
MEDTRONIC INC	3.150% 03/15/2022 DD 03/15/15	234
MEDTRONIC INC	2.500% 03/15/2020 DD 03/15/15	144
KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10	274
KKR GROUP FINANCE CO LLC 144A	6.375% 09/29/2020 DD 09/29/10	188
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	354
JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12	1,086
INTERNATIONAL BUSINESS MACHINE	3.625% 02/12/2024 DD 02/12/14	874
INTEL CORP	3.700% 07/29/2025 DD 07/29/15	444
HOME DEPOT INC/THE	3.900% 12/06/2028 DD 12/06/18	179
HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13	435
GENERAL DYNAMICS CORP	3.375% 05/15/2023 DD 05/11/18	76
GENERAL DYNAMICS CORP	2.875% 05/11/2020 DD 05/11/18	250
GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11	348
GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11	334
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	473
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	384
GMF FLOORPLAN OWNER 1 A1 144A	1.960% 05/17/2021 DD 05/31/16	567
GNMA II POOL #0MA5652	4.500% 12/20/2048 DD 12/01/18	2,073
GNMA II POOL #0MA5596	4.500% 11/20/2048 DD 11/01/18	2,067
GNMA II POOL #0MA5265	4.500% 06/20/2048 DD 06/01/18	117
GNMA II POOL #0MA5193	4.500% 05/20/2048 DD 05/01/18	564
GNMA II POOL #0MA5331	4.500% 07/20/2048 DD 07/01/18	5,878
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	686
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	167
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	2,488
GNMA II POOL #0MA2962	4.000% 07/20/2045 DD 07/01/15	3,752
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	1,450
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	91
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	87
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	2,191
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	2,380
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	1,715

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
GE CAPITAL CREDIT CARD MAS 2 A	2.220% 01/15/2022 DD 02/02/12	1,539
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	166
FORD CREDIT FLOORPLAN MAS 5 A1	1.950% 11/15/2021 DD 12/13/16	1,434
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	418
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	296
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11	37
FNMA POOL #0BM4343	4.500% 05/01/2048 DD 07/01/18	2,988
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	9
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	10
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	15
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	8
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	9
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	42
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	9
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	10
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05	96
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	260
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	6
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	10
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	26
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	21
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	13
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	9
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	10
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	17
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	8
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	52
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	12
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	72
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	17
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	8
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	18
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	9
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	13
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	1,369
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	651
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	1,964
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	1,297
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	297
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	813
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	320
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	473

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	395
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	325
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	413
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	491
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	718
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	985
FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	653
FHLMC MULTICLASS CTF K715 A2	2.856% 01/25/2021 DD 05/01/14	1,895
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12	610
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	177
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	63
FEDERAL REALTY INVESTMENT TRUS	2.550% 01/15/2021 DD 09/28/15	163
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	814
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	203
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	180
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	275
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12	119
FEDERAL NATL MTG ASSN	1.875% 09/24/2026 DD 09/27/16	1,312
FEDERAL NATL MTG ASSN	6.625% 11/15/2030 DD 11/03/00	1,649
FHLMC POOL #G6-7713	4.000% 06/01/2048 DD 05/01/18	2,724
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	1,808
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	214
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	236
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	59
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	236
FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11	57
DUKE ENERGY CAROLINAS LLC	3.950% 11/15/2028 DD 11/08/18	205
DISCOVER CARD EXECUTION A3 A3	1.850% 10/16/2023 DD 04/19/16	1,146
COMMIT TO PUR GNMA II JUMBOS	5.000% 01/20/2049 DD 01/01/19	4,163
COMCAST CORP	3.150% 02/15/2028 DD 08/07/17	47
COMCAST CORP	3.300% 02/01/2027 DD 01/10/17	26
CITIBANK NA	3.050% 05/01/2020 DD 05/01/18	399
CITIBANK NA	2.000% 03/20/2019 DD 03/20/17	1,805
CITIBANK CREDIT CARD ISS A1 A1	1.750% 11/19/2021 DD 12/08/16	2,375
CHASE ISSUANCE TRUST A2 A	1.370% 06/15/2021 DD 06/17/16	1,112
CHASE ISSUANCE TRUST A7 A7	2.160% 09/15/2024 DD 10/09/12	902
CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	790
CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	708
BP CAPITAL MARKETS AMERICA INC	3.224% 04/14/2024 DD 10/14/18	73
BP CAPITAL MARKETS AMERICA INC	4.500% 10/01/2020 DD 10/01/18	840
BP CAPITAL MARKETS AMERICA INC	4.234% 11/06/2028 DD 11/06/18	180
BOEING CO/THE	3.450% 11/01/2028 DD 10/31/18	148

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
BOEING CO/THE	2.600% 10/30/2025 DD 10/29/15	237
BRANCH BANKING & TRUST CO	3.625% 09/16/2025 DD 09/16/15	755
BAKER HUGHES A GE CO LLC / BAK	3.337% 12/15/2027 DD 12/11/17	285
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	94
ARIZONA PUBLIC SERVICE CO	2.950% 09/15/2027 DD 09/11/17	175
APPLE INC	2.850% 05/06/2021 DD 05/06/14	901
AMERICAN EXPRESS CREDIT AC 3 A	1.770% 11/15/2022 DD 04/25/17	532
AMAZON.COM INC	3.150% 08/22/2027 DD 02/22/18	362
ALLY MASTER OWNER TRUST 1 A2	2.700% 01/17/2023 DD 02/14/18	1,886
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2049 DD 01/01/19	8,284
STANDARD CHARTERED PLC 144A	VAR RT 01/20/2023 DD 10/04/18	470
LLOYDS BANK PLC	VAR RT 05/07/2021 DD 05/08/18	396
HSBC HOLDINGS PLC	VAR RT 05/18/2024 DD 05/18/18	195
HSBC HOLDINGS PLC	VAR RT 03/13/2023 DD 03/13/17	377
GLAXOSMITHKLINE CAPITAL PLC	2.850% 05/08/2022 DD 05/09/12	522
AFRICAN DEVELOPMENT BANK	2.310% 07/14/2021	2,463
AFRICAN DEVELOPMENT BANK	2.625% 03/22/2021 DD 03/22/18	1,460
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	392
SHELL INTERNATIONAL FINANCE BV	3.875% 11/13/2028 DD 11/13/18	925
ING GROEP NV	3.150% 03/29/2022 DD 03/29/17	295
SCHLUMBERGER INVESTMENT S 144A	3.300% 09/14/2021 DD 09/14/11	601
MIZUHO FINANCIAL GROUP IN 144A	2.632% 04/12/2021 DD 04/12/16	417
CREDIT AGRICOLE SA/LONDON 144A	2.500% 04/15/2019 DD 04/15/14	874
BNP PARIBAS SA 144A	3.500% 03/01/2023 DD 03/01/18	556
BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15	346
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	600
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	600
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	449
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,048
ROYAL BANK OF CANADA	VAR RT 04/30/2021 DD 04/30/18	223
BANK OF MONTREAL	VAR RT 04/13/2021 DD 04/13/18	746
ROYAL BANK OF CANADA	3.200% 04/30/2021 DD 04/30/18	225
MASTER CREDIT CARD T 1A A 144A	2.260% 07/21/2021 DD 01/31/17	922
GOLDEN CREDIT CARD T 5A A 144A	1.600% 09/15/2021 DD 09/20/16	999

		318,266

* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 12,269,762 UNITS	12,270
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		3,113

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
TOTAL INTEREST INCOME FUND		333,649

Global Equity Fund
BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 6,806,003 UNITS	134,218

Mid and Small Cap Stock Fund
BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 4,725,113 UNITS	279,882

International Stock Fund
BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 4,665,419 UNITS	172,834

Interest Bearing Cash
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,290,613 UNITS	1,998

Loan Fund
* NOTES RECEIVABLE FROM PARTICIPANTS	4.24% - 10.50%	100,110

TOTAL		$2,159,991

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 28, 2019

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm